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                             November 8, 2023

       Gerry Combs
       Chief Executive Officer
       Canna-Global Acquisition Corp
       4640 Admiralty Way, Suite 500
       Marina Del Rey, CA90292

                                                        Re: Canna-Global
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 31,
2023
                                                            File No. 001-41102

       Dear Gerry Combs:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Cover page

   1. We note that the sponsor or its affiliates may purchase public shares in privately negotiated transactions
or in the open market and your disclosure that "Any such privately negotiated purchases
may be effected at purchase prices that are below or in excess of the per-share pro rata
portion of the trust account. Any public shares held by or subsequently purchased by our
affiliates may be voted in favor of the Extension Amendment." Please explain how such
purchases would comply with the requirements of Rule 14e-5 under the
                                                        Exchange Act. Refer to
Tender Offer Rules and Schedules Compliance and Disclosure
                                                        Interpretation 166.01
for guidance.
       General

   2. With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to
 Gerry Combs
Canna-Global Acquisition Corp
November 8, 2023
Page 2
      complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
3. We note that you are seeking to extend your termination date to June 2, 2025, a date which is 42 months from your initial public offering. We also note that you are listed on
      The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to June 2, 2025, does not comply with this rule, or advise. Further, disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital
      Market.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan at 202-551-6756 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameGerry Combs
                                                            Division of
Corporation Finance
Comapany NameCanna-Global Acquisition Corp
                                                            Office of
Technology
November 8, 2023 Page 2
cc:       Debbie Klis
FirstName LastName